SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 1 OF 9 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             Cell Therapeutics, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                    150934107
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |  Rule 13d-1(b)
|X|  Rule 13d-1(c)
| |  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 2 OF 9 PAGES


 - ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Global Master Fund Ltd.
                 98-0448776

- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)| |
                                                          (B)| | (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 British Virgin Islands
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,065,036 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         | |

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.7% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 3 OF 9 PAGES


- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Alexandra Investment Management, LLC
                 13-4092583
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)| |
                                                          (B)| | (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,065,036 shares of Common Stock (See Item 4)
       WITH:           ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         | |

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.7% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 4 OF 9 PAGES

- ------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Mikhail A. Filimonov
- ------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)| |
                                                          (B)| | (See Item 6)

- ------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.
- ------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                     -0-
      OWNED BY         ---------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               1,065,036 shares of Common Stock (See Item 4)
        WITH:          ---------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                     -0-
                       ---------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                             1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,065,036 shares of Common Stock (See Item 4)
- ------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         | |

- ------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 0.7% (See Item 4)
- ------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 IN
- ------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 5 OF 9 PAGES

Item 1(a).        Name of Issuer:

                  Cell Therapeutics, Inc., a Washington corporation (the
                  "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  501 Elliott Avenue West, Suite 400
                  Seattle, Washington 98119

Item 2(a).        Names of Persons Filing:

                  Alexandra Global Master Fund Ltd. ("Alexandra")
                  Alexandra Investment Management, LLC ("Management") Mikhail A. Filimonov ("Filimonov")

Item 2(b).        Address of Principal Business Office:

                  Alexandra - Citco Building, Wickams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands
                  Management - 767 Third Avenue, 39th Floor, New York, New York 10017
                  Filimonov - 767 Third Avenue, 39th Floor, New York, New York 10017

Item 2(c).        Place of Organization or Citizenship:

                  Alexandra - British Virgin Islands
                  Management - Delaware
                  Filimonov - U.S.

Item 2(d).        Title of Class of Securities:

                  Common Stock, no par value per share, of the Issuer (the "Common Stock")

Item 2(e).        CUSIP Number: 150934107

Item 3. This Schedule is filed pursuant to Rule 13d-1(c) by Alexandra, Management and Filimonov

Item 4.           Ownership:

                  (a)    Amount Beneficially Owned:

                         Alexandra: 1,065,036 shares*
                         Management: 1,065,036 shares*
                         Filimonov: 1,065,036 shares*

                  (b)    Percent of Class:

                         Alexandra: 0.7%*
                         Management: 0.7%*
                         Filimonov: 0.7%*

                         (Based on 144,652,751 shares of Common Stock
                          outstanding, as of October 31, 2006, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)

                  (c)    Number of Shares as to which the Person has:

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 6 OF 9 PAGES

                         (i)     sole power to vote or to direct the vote

                                                -0-

                         (ii)    shared power to vote or to direct the vote:

                                 1,065,036 shares of Common Stock*

                         (iii) sole power to dispose or to direct the disposition of

                                                -0-

                         (iv) shared power to dispose or to direct the disposition of

                                 1,065,036 shares of Common Stock*


The shares of Common Stock reported as beneficially owned by Alexandra on this Schedule are 1,065,036 shares of Common Stock that Alexandra has the right to acquire upon conversion of 6.75% Convertible Senior Notes Due 2010 of the Issuer.

Management serves as investment advisor to Alexandra. By reason of such relationship, Management may be deemed to share voting and dispositive power over the shares of Common Stock owned by Alexandra. Management disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Alexandra or any other person reporting on this Schedule.

Filimonov serves as the Chairman, the Chief Executive Officer, a Managing Member and the Chief Investment Officer of Management. By reason of such relationships, Filimonov may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Management. Filimonov disclaims beneficial ownership of the shares of Common Stock listed as beneficially owned by Management or any other person reporting on this Schedule.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable


Item 8.           Identification and Classification of Members of the Group:

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SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 7 OF 9 PAGES

                  Not applicable


Item 9.           Notice of Dissolution of Group:

                  Not applicable


Item 10.          Certification:

By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Exhibits:

     Exhibit I: Joint Filing Agreement, dated as of February 14, 2007, by and among Alexandra, Management and Filimonov.

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 8 OF 9 PAGES




                                    SIGNATURE

     By signing below each signatory certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated as of February 14, 2007

                                      ALEXANDRA GLOBAL MASTER FUND LTD.

                                      By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                          its Investment Advisor

                                          By: /s/ Mikhail A. Filimonov
                                          ----------------------------
                                          Mikhail A. Filimonov
                                          Title: Managing Member



                                      ALEXANDRA INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov
                                      Title: Managing Member



                                      /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov

SCHEDULE 13G
CUSIP NO. 150934107                                           PAGE 9 OF 9 PAGES



                                                                   Exhibit I



                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among the undersigned that the
Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Cell Therapeutics, Inc., a Washington corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 14, 2007



                                      ALEXANDRA GLOBAL MASTER FUND LTD.

                                      By: ALEXANDRA INVESTMENT MANAGEMENT, LLC,
                                          its Investment Advisor

                                          By: /s/ Mikhail A. Filimonov
                                          ----------------------------
                                          Mikhail A. Filimonov
                                          Title: Managing Member



                                      ALEXANDRA INVESTMENT MANAGEMENT, LLC

                                      By: /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov
                                      Title: Managing Member



                                      /s/ Mikhail A. Filimonov
                                      ----------------------------
                                      Mikhail A. Filimonov